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                              May 7, 2024

       Russell Burke
       Chief Financial Officer
       Life360, Inc.
       1900 South Norfolk Street, Suite 310
       San Mateo, CA

                                                        Re: Life360, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed
February 29, 2024
                                                            File No. 000-56424

       Dear Russell Burke:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Risk Factors
       Distribution and marketing of, and access to, our products and services depends...., page 17

   1. In future filings, consider revising to disclose the material terms of your agreements with each of your two major
Channel Partners that accounted for 69% of your total revenue in
                                                        2023, including the
identity, term, and any termination provisions. In addition, file the agreements with these
partners as exhibits or tell us why they are not required to be filed.
                                                        Finally, to the extent
material, disclose the total number of Channel partners for each period presented.
       Notes to Consolidated Financial Statements
       Note 3. Segment and Geographic Revenue, page 94

   2. In your disclosure of revenue by geography, please revise future filings to disclose revenue attributed to
your country of domicile. Refer to ASC 280-10-50-1(a).
 Russell Burke
FirstName  LastNameRussell Burke
Life360, Inc.
Comapany
May  7, 2024NameLife360, Inc.
May 7,
Page 2 2024 Page 2
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 121

3. In future filings, revise to provide the natural person(s) who have voting and dispositive control over the shares owned by Paradice Investment Management Pty Ltd and Regal
         Funds Management Pty Limited, or tell us why it is not required. Form 8-K filed February 29, 2024

Exhibit 99.1, Media release of the Registrant dated February 29, 2024 (U.S.
Time)

4. We note your presentation of non-GAAP financial measures under the subheading of Key
         Financial Metrics. Please address the following:

                Please refrain from referring to these non-GAAP measures as Key Financial
              Metrics.    Refer to Question 100.05 of Non-GAAP Financial
Measures Compliance
              & Disclosure Interpretations;

                Please revise to include the directly comparable GAAP financial measure with greater or equal prominence for each non-GAAP measure presented in the table. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of Non-
              GAAP Financial Measures Compliance & Disclosure Interpretations;

                Include an explanation of the usefulness of each of these non-GAAP financial measures. Refer to Item 10(e)(1)(i)(C) of Regulation S-K;

                Ensure you include a reconciliation from the GAAP financial measure to the non-
              GAAP financial measure for each of the non-GAAP financial measures presented, including non-GAAP U.S. subscription revenue, non-GAAP international subscription revenue, non-GAAP user acquisition and TV costs, non-GAAP other
              Sales and Marketing, and non-GAAP commissions, as well as a GAAP to non-GAAP reconciliation of each of the non-GAAP revenue measures presented for the year ended December 31, 2023. Refer to Item 10(e)(1)(i)(B) of Regulation S-K; and

                Explain what consideration you gave to whether the non-GAAP hardware bundling adjustments have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP, which would be considered individually tailored and may cause the presentation of the non-GAAP measures to be misleading. Refer to Question 100.04 of Non-GAAP Financial Measures
              Compliance & Disclosure Interpretations.
 Russell Burke
FirstName  LastNameRussell Burke
Life360, Inc.
Comapany
May  7, 2024NameLife360, Inc.
May 7,
Page 3 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Natalie Karam